[ORACLE CORPORATION LETTERHEAD]
March 7, 2008
VIA EDGAR SUBMISSION AND OVERNIGHT MAIL
Mr. Mark Kronforst
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington D.C. 20549

Re:	Oracle Corporation
Form 10-K for Fiscal Year Ended May 31, 2007
Filed June 29, 2007
File No. 000-51788
Dear Mr. Kronforst:
On behalf of Oracle Corporation (“Oracle” or the “Company”), we have set forth below Oracle’s responses to the comments contained in the comment letter, dated February 27, 2008, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Oracle’s Form 10-K for the Year Ended May 31, 2007 as filed with the Commission on June 29, 2007.
For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comment prior to each response in the same order as presented in the Staff’s letter.
Item 8. Financial Statements and Supplementary Data
1. Organization and Significant Accounting Policies
Revenue Recognition, page 71
1.	We note that you recognize no more than 90% of the milestone or total contract amount until project acceptance is obtained for fixed-price service arrangements where you can measure progress towards completion. Please explain to us the nature of the customer acceptance provisions that are included in these arrangements and explain your basis for this 90% policy. Refer to any accounting guidance as appropriate.

Response: Oracle advises the Staff that the acceptance provisions included in Oracle’s fixed-price service arrangements are generally standard, short-term in nature (typically ten days, and if written notice of deficiencies is not provided within ten days, acceptance is deemed to have occurred), and provide Oracle with the right to cure any deficiencies identified by the customer. Additionally, amounts paid are not subject to refund under the contract terms. Furthermore, Oracle’s payment history in arrangements with the acceptance provisions demonstrates that non-payment under such provisions has been inconsequential. Accordingly, given the short-term nature of the underlying acceptance provision and Oracle’s history of successfully completing fixed-price arrangements, Oracle has concluded that the likelihood of non-acceptance is remote and thus does not preclude revenue recognition under Staff Accounting Bulletin No. 104.

Mr. Mark Kronforst	March 7, 2008
United States Securities and Exchange Commission
As disclosed in its Form 10-K, Oracle recognizes revenues for consulting services under fixed-price service arrangements accounted for separately pursuant to paragraph 65 of SOP 97-2 as such services are performed. Oracle utilizes hours incurred to date as a proportion of the estimated total hours required to complete the arrangements, provided all other revenue recognition criteria have been met. Oracle follows this methodology as it has a history of reliably demonstrating an ability to meet customer-specified objectives within its fixed-price service arrangements that does not vary based upon its customers’ specific circumstances. While Oracle has demonstrated the ability to make reasonable estimates of effort to complete these fixed-price arrangements, as is also disclosed in its Form 10-K, these estimates are inherently uncertain. Therefore, although not contractually required, in order to ensure Oracle does not recognize revenues in excess of the proportional performance completed on the underlying fixed-price arrangements, the Company’s revenue recognition policy requires evidence of completion (typically in the form of customer acceptances) to recognize the final 10% of the related projects’ or milestones’ revenues. This policy has been consistently applied.
Oracle supplementally advises the Staff that the amount of consulting revenues deferred as of May 31, 2007 and 2006 pursuant to this policy was immaterial.
2. Acquisitions
Fiscal 2007 Acquisitions, page 78
2.	We note your reference to the valuation that was used to value the intangible assets and deferred revenue acquired in business combinations. Please note that when you refer to an independent valuation specialist you should disclose the specialist’s name and, if your annual report is incorporated by reference into a Securities Act registration statement, include the appropriate consent. Refer to Rule 436(b) of Regulation C and file the consent, if necessary.

Response: Oracle advises the Staff that it intends to file a Form 8-K under Item 8.01 naming the independent valuation specialist referred to in Oracle’s fiscal 2007 Annual Report on Form 10-K and containing the specialist’s consent as an exhibit. In future Form 10-K and Form 10-Q filings, Oracle does not plan to refer to an independent valuation specialist.
Item 15. Exhibits and Financial Statement Schedules
3.	You do not appear to have filed as exhibits to your annual report any contracts relating to the transactions with related persons disclosed in Note 20 to your financial statements and on page 42 of your proxy statement. Please tell us why you have not filed any related party agreements. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: Regulation S-K Item 601(b)(10)(ii) requires a registrant to file certain contracts made in the ordinary course of business, except where immaterial in amount or significance. Oracle assessed its contracts relating to transactions with its related parties and determined they were immaterial in both amount and significance, as described in more detail below. Accordingly, these contracts were not filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K or any other category under Item 601(b)(10)(ii).

As disclosed in Oracle’s proxy statement pursuant to Item 404 of Regulation S-K, as well as in Oracle’s Form 10-K, Oracle’s total revenues from related parties for fiscal 2007, fiscal 2006 and fiscal 2005 totaled $3.7 million (ten customers), $4.8 million (thirteen customers) and $4.7 million (twelve customers), respectively, representing 0.02%, 0.03% and 0.04% of total revenues, respectively. Purchases from related parties for fiscal 2007, fiscal 2006 and fiscal 2005 totaled $1.8 million (four suppliers), $1.0 million (two suppliers) and $0.8 million (two suppliers), representing 0.01% of total operating expenses in each period.

Mr. Mark Kronforst	March 7, 2008
United States Securities and Exchange Commission
In addition, Oracle notes that Regulation S-K 601(b)(10)(ii)(A) applies only to contracts with certain specified persons. The substantial majority of the contracts relating to the transactions described above are not with those parties specified in Regulation S-K 601(b)(10)(ii)(A).
As requested in the Staff’s comment letter, Oracle acknowledges that:
•	Oracle is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Oracle may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or comments concerning this response to your comment letter, please contact me directly at (650) 506-5611, or Sarah Solum at Davis Polk & Wardwell, our outside legal counsel, at (650) 752-2011.

Sincerely,
/s/ William Corey West
William Corey West
Senior Vice President, Corporate Controller and Chief Accounting Officer

cc:	Christine Davis
David Orlic
Mark Shannon
Katherine Wray
(Securities and Exchange Commission)

Dorian Daley
(Oracle Corporation)

Sarah Solum
(Davis Polk & Wardwell)

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